Schedule 13G

Exhibit A

Identification and Classification of Members of Subsidiaries

Elf Aquitaine

Elf Aquitaine, a company organized under the laws of France, is a 99.5% held subsidiary of Total S.A. Elf Aquitaine is a holding company. The address of Elf Aquitaine’s principal business and office is 2, place de la Coupole, La Défense 6, 92400 Courbevoie, France.

Elf Aquitaine beneficially owns the following shares:

Amount beneficially owned:	173,476,481
Percent of class:	12.70%; percent of voting rights: 19.11%
Number of shares as to which such person has:

Sole power to vote:	173,476,481 (141,492,295 shares carry double voting rights)
Shared power to vote:	-0-
Sole power to dispose of:	173,476,481
Shared power to dispose of:	-0-